Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-269514

July 17, 2024

EXPLANATORY NOTE: This Final Term Sheet dated July 17, 2024 with respect to Wells Fargo & Company’s 2,000,000 Depositary Shares, each representing a 1/25th interest in a share of 6.85% Fixed Rate Reset Non-Cumulative Perpetual Class A Preferred Stock, Series FF, is being filed solely to replace the CUSIP/ISIN for the shares and supersedes the Final Term Sheet filed by Wells Fargo & Company on July 16, 2024.

Wells Fargo & Company

2,000,000 Depositary Shares, Each Representing a 1/25th Interest

in a Share of 6.85% Fixed Rate Reset Non-Cumulative Perpetual Class A Preferred Stock, Series FF

Issuer:	Wells Fargo & Company

Title of Securities:	Depositary Shares, each representing a 1/25th interest in a share of 6.85% Fixed Rate Reset Non-Cumulative Perpetual Class A Preferred Stock, Series FF

Size:	$2,000,000,000 (2,000,000 depositary shares)

Maturity:	Perpetual

Liquidation Preference Amount:	$25,000 per share of Series FF Preferred Stock (equivalent to $1,000 per depositary share)

Dividend Rate (Non-Cumulative):	Commencing September 15, 2024, at an annual rate equal to (i) 6.85% from, and including, July 23, 2024 to, but excluding, September 15, 2029 (the “first reset date”), and (ii) the five-year treasury rate as of the most recent reset dividend determination date plus 2.767% for each reset period, from, and including, the first reset date, commencing on December 15, 2029.

Dividend Payment Dates:	15th day of each March, June, September and December, commencing on September 15, 2024

Dividend Period:	The period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except for the initial dividend period which will be the period from, and including, July 23, 2024 to, but excluding, September 15, 2024.

Reset Period:	The period from, and including, a reset date to, but excluding, the next succeeding reset date. For avoidance of doubt, the first reset period will be the period from, and including, the first reset date to, but excluding, September 15, 2034.

Reset Date:	The first reset date and each date falling on the fifth anniversary of the immediately preceding reset date, and no reset date, including the first reset date, will be adjusted due to the occurrence of a non-business day.

Reset Dividend Determination Date:	In respect of any reset period, the day that is three business days prior to the first day of such reset period, subject to adjustment by the calculation agent, as discussed in the prospectus supplement.

Calculation Agent:	The issuer will appoint a calculation agent prior to the first reset dividend determination date. An affiliate of the issuer may be appointed the calculation agent.

Optional Redemption:	On any dividend payment date on or after September 15, 2029, the Series FF Preferred Stock may be redeemed at the issuer’s option, in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. The Series FF Preferred Stock also may be redeemed at the issuer’s option in whole, but not in part, prior to September 15, 2029 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. Neither the holders of Series FF Preferred Stock nor holders of depositary shares will have the right to require the redemption of the Series FF Preferred Stock.

Trade Date:	July 16, 2024

Settlement Date:	July 23, 2024 (T+5)

Price to Public:	$1,000.00 per depositary share

Underwriting Discount:	$10.00 per depositary share

Net Proceeds (before expenses) to Issuer:	$1,980,000,000

Supplemental Underwriting:	To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

Sole Book Running Manager:	Wells Fargo Securities, LLC

Joint Lead Managers:	AmeriVet Securities, Inc.
CastleOak Securities, L.P.
Penserra Securities LLC
R. Seelaus & Co., LLC

Senior Co-Managers:	ANZ Securities, Inc.
Commonwealth Bank of Australia
Lloyds Securities Inc.
Standard Chartered Bank
Academy Securities, Inc.
American Veterans Group, PBC
C.L. King & Associates, Inc.
Drexel Hamilton, LLC
Roberts & Ryan, Inc.

Co-Managers:	Apto Partners, LLC
Bancroft Capital, LLC
Blaylock Van, LLC
Cabrera Capital Markets LLC
CAVU Securities, LLC
Guzman & Company
Independence Point Securities LLC
Samuel A. Ramirez & Company, Inc.

Stern Brothers & Co.
Telsey Advisory Group LLC
BMO Capital Markets Corp.
CIBC World Markets Corp.
Credit Agricole Securities (USA) Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC

Listing:	None

CUSIP/ISIN:	95002YAC7/US95002YAC75

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or e-mailing: wfscustomerservice@wellsfargo.com.

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